SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number 1-14493

For the month of October, 2002

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo - SP - Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
CVM No. 1771-0
C.N.P.J. No 02.558.074/0001-73
N.I.R.E. 35.300.158.792
MINUTES OF TELESP CELULAR PARTICIPACOES S/A BOARD OF DIRECTORS ORDINARY MEETING HELD ON OCTOBER 24TH, 2002

Participants: Miguel António Igrejas Horta e Costa; Iriarte José Araújo Esteves; Carlos Manuel de Lucena e Vasconcellos Cruz; Zeinal Abedin Mohamed Bava; Paulo Jorge da Costa Gonçalves Fernandes; Francisco José de Azevedo Padinha; Gilson Rondinelli Filho; Eduardo Perestrelo Correia de Matos; Luis Manuel Pêgo Todo Bom; Norberto Veiga de Sousa Fernandes; Estanislau José Mata Costa; Guilherme Silvério Portela Santos; José Pedro Faria Pereira da Costa; Maria Paula de Almeida Martins Canais; Rui Manuel de Medeiros D’Espiney Patrício; Paulo José Soares; Antônio Gonçalves de Oliveira.

On October 24, 2002, at 10:00 am, at the corporate headquarters located at Rua Abílio Soares, 409, in the city of São Paulo, the members of the Board of Directors of Telesp Celular Participações S/A met to deliberate on the following issues: 1) General business situation – Analisys of the 3rd quarter financial statements; 2) Migration to the Personal Communication Services (PCS) (Brazilian SMP) by means of the creation of the Joint Venture; 3) Competition Analysis; 4) Other subjects of interest.

OCURRENCIES AND DELIBERATIONS

1) Mr. Gilson Rondinelli Filho presented the general business situation. Therefore, the 3rd Quarter Financial Statements were judged and approved, unanimously.

2) In the context of the creation of the Joint Venture between Portugal Telecom, SGPS, S.A., the Company’s controlling shareholder, and Telefónica Móviles, S.A. after the necessary clarifications, was unanimously approved the adaptation of the instrument of concession of Telesp Celular. wholley owned subsidiary, from the Mobile Cellular Services (SMC) to the Personal Communication Services (PCS) (Brazilian SMP) regime. The directors were authorized to approve, in Telesp Celular S.A. General Shareholders Meeting, to be summoned in timely fashion, the implementation of the necessary arrangements with the “Agência Nacional de Telecomunicações” – Anatel, the Brazilian Telecommunications regulatory body, for the adaptation of its concession instruments to the PCS (SMP) regime.

3) Mr. Luis Avelar presented the Competition Analysis.

4) By the initiative of Mr. Director Antonio Goncalves de Oliveira, unanimously approved, the recognition and exacerbation of Mr. Francisco Jose de Azevedo Padinha due to his excellent services rendered in the practice of his as the Company's CEO were registered

Having no further issues to be discussed, these minutes were drawn by myself, the secretary, then were read and approved and undersigned by the members of the Board.

Sao Paulo, October 24th, 2002.

Miguel António Igrejas Horta e Costa
Chairman

Iriarte José Araújo Esteves

Vice-Chairman

Carlos Manuel de Lucena e Vasconcellos Cruz

Vice-Chairman

Zeinal Abedin Mohamed Bava

Director

Paulo Jorge da Costa Gonçalves Fernandes

Director

Francisco José de Azevedo Padinha

Director

Gilson Rondinelli Filho

Director

Eduardo Perestrelo Correia de Matos

Director

Luis Manuel Pêgo Todo Bom

Director

 Norberto Veiga de Sousa Fernandes

Director

Estanislau Jose Mata Costa

Director

Guilherme Silverio Portela Santos

Director

Jose Pedro Faria Pereira da Costa

Director

Maria Paula de Almeida Martins Canais

Director

Rui Manuel de Medeiros D'Espiney Patricio

Director

Paulo Jose Soares

Director

Antonio Gonçalves de Oliveira

Director

Luis Fernando Amadeo de Almeida

Secretary

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.